Exhibit 99.1

News Release	For Immediate Release

PNI Digital Media Reschedules Conference Call and Postpones Release of Annual Financial Results

VANCOUVER, BC – December 12th, 2012 - PNI Digital Media (TSX: PN; OTCBB: PNDMF), (“PNI” or the “Company”), announced that it will postpone its previously announced conference call to discuss its annual financial statements and Management Discussion and Analysis for the year and fourth quarter ended September 30, 2012 (the “Annual Financial Results”). The conference call has been rescheduled to accommodate a delay in the release and filing of the Company’s Annual Financial Results. The call was originally scheduled for Wednesday, December 12, 2012 at 4:30 pm (ET) and will be rescheduled in due course.

The delay in releasing the Annual Financial Results is due to additional procedures and reviews that are being undertaken by the Company as a result of concerns over the appropriateness of payments made to a supplier in the aggregate amount of $208,000 in June and August of 2012 (the “Payments”). Additional time is required to complete the annual financial statements and this may result in the release of the statements past the mandated deadline of December 31, 2012.

The Company also announces that Robert Chisholm, the Chairman of the Audit Committee has resigned as a director of the Company as a result of concerns pertaining to the Payments. Peter Fitzgerald, the Chairman of the board of directors and a current independent director of the Company, has been appointed Chairman of the Audit Committee.

“Based on the information provided to the Board, there does not appear to be any impropriety in respect of the relatively modest payment made to a supplier that is in question,” said Peter Fitzgerald, Chairman. “However, as Mr. Chisholm has raised concerns over this payment, the independent directors feel it is appropriate to review the circumstances of the payment in greater detail.”

The Company further confirms the appointment of Cameron Lawrence as Chief Financial Officer of the Company. Mr. Lawrence has served as interim Chief Financial Officer of the Company since September 11, 2012.

The Company also announces that it has adopted a majority voting policy for the election of directors of the Company. The majority voting policy stipulates that in an uncontested election of directors at an annual general meeting, any nominee who receives a greater number of shares “withheld” than “shares voted in favour” will be required to immediately submit his or her resignation to the board of directors of the Company. The resignation will take effect upon acceptance by the board of directors of the Company.

About PNI Digital Media- PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books, photo calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

Investor Relations and Press Contact:
Simon Cairns
PNI Digital Media
866-544-4881
ir@pnimedia.com

News Release	For Immediate Release

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a registered trademark of PNI Digital Media Inc. All other trademarks are copyright of their respective owners.